EXHIBIT 11

GATEWAY ENERGY CORPORATION & SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Weighted average number of common shares outstanding	15,426,317	15,426,318	15,426,317	15,385,234

Add shares issuable pursuant to common stock options/warrants less shares assumed repurchased at the average market price (1)	67,612	—	36,624	13,283

Tentative numer of shares for computation of fully diluted earnings per share	15,493,929	15,426,318	15,462,941	15,398,517

Loss from continuing operations	$(216,202)	$(199,964)	$(722,830)	$(840,449)
Discontinued operations	—	70,314	—	86,611
Loss before cumulative effect of change in accounting principal	$(216,202)	$(129,650)	$(722,830)	$(753,838)
Cumulative effect of change in accounting principal	—	—	(105,777)	—
Net (loss)	$(216,202)	$(129,650)	$(828,607)	$(753,838)

Basic and diluted loss per common share:
Continuing operations	$(0.01)	$(0.01)	$(0.05)	$(0.05)
Discontinued operations	—	—	—	—
Cumulative effect of change on accounting principal	—	—	—	—
Net loss	$(0.01)	$(0.01)	$(0.05)	$(0.05)

(1)          These figures are not used in the diluted earnings per share calculations as their effect would be anti-dilutive.